Exhibit 3.1

FOURTH
AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION
OF
THE ENSIGN GROUP, INC.,
a Delaware corporation

The undersigned, Christopher R Christensen and J. Richard Toolson hereby certify that:

1.    They are the duly elected and acting President and Secretary, respectively, of THE ENSIGN GROUP, INC., a Delaware corporation (the "Corporation").

2.    Pursuant to Sections 229, 242 and 245 of General Corporation Law of the State of Delaware, this Fourth Amended and Restated Certificate of Incorporation restates and amends the provisions of the original Certificate of Incorporation of this Corporation as previously amended. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of Delaware on May 27, 1999, and was amended by filing with the Secretary of State of Delaware (i) an Amended and Restated Certificate of Incorporation on August 9, 2000, (ii) a Second Amended and Restated Certificate of Incorporation on April 23, 2001, and (iii) a Third Amended and Restated Certificate of Incorporation on April 28, 2004 which effectuated a 2-for-1 split of the Corporation's Common Stock.

3.    The text of the Certificate of Incorporation is hereby amended and restated to read in full as follows: "

ARTICLE I.—NAME

The name of the Corporation is The Ensign Group, Inc.

ARTICLE II.—REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent, Delaware 19904. The name of the Corporation's registered agent at that address is National Registered Agents, Inc.

ARTICLE III.—PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware, as amended from time to time.

ARTICLE IV.—AUTHORIZED CAPITAL

The Corporation is authorized to issue two classes of shares to be designated respectively "Preferred Stock" and "Common Stock." The total number of shares which the Corporation is authorized to issue is Twenty-One Million (21,000,000) shares, each with a par value of $0.001 per share. The total number of shares of Preferred Stock authorized is One Million (1,000,000) shares. The total number of shares of Common Stock authorized is Twenty Million (20,000,000) shares. Upon the filing of this Fourth Amended and Restated Certificate of Incorporation, (i) each outstanding share of Common Stock shall be split into two (2) shares of Common Stock, (ii) each option to acquire a share of Common Stock which is outstanding as of the filing of this Fourth Amended and Restated Certificate of Incorporation shall be deemed a right to acquire two (2) shares of Common Stock, at an exercise price per post-split option share equal to one-half (1/2) of the stated price per pre-split option share set forth in the option holder's original grant, and (iii) the conversion rights of the outstanding Series A Preferred Stock shall accordingly and automatically adjust as set forth in Section IV(A)(5)(a)(i) below.

The shares of Preferred Stock authorized by this Certificate of Incorporation may be issued from time to time in one or more series. The Board of Directors is hereby authorized, within the limitations and restrictions stated in this Certificate of Incorporation, to (i) determine or alter any or all of the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of the shares of Preferred Stock, (ii) to fix or alter the number of shares comprising any such series and the designation thereof, or any of them, and (iii) to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series. The first series of Preferred Stock shall be comprised of 911,765 shares and shall be designated as "Series A Preferred Stock."

A.    Series A Preferred Stock. The relative rights, preferences, restrictions, and other matters relating to the Series A Preferred Stock or the holders thereof are as follows:

1.    Dividends Rights of Preferred. The holders of Series A Preferred Stock shall be entitled to such dividends as the Board may from time to time declare in its sole discretion. Series A Preferred Stock dividends (i) may be paid or accumulated, as the Board may determine, (ii) which are paid shall be payable out of any assets at the time legally available therefor, (iii) shall be declared and accumulated or paid at a per share amount for each share of Series A Preferred Stock (on an as-converted basis) at least equal to the aggregate amount of cash dividends declared and accumulated or paid for each share of Common Stock into which each such share of Series A Preferred Stock could then be converted, and (iv) shall be paid prior to and in preference to any payment of any dividend (payable other than in Common Stock or other securities and rights convertible or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock, together with cash in lieu of fractional shares) on the Common Stock. No dividends may be paid on the Common Stock (other than in Common Stock or other securities and rights convertible or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation together with cash in lieu of fractional shares) until accumulated dividends, if any, have been paid, or declared and set apart for payment as to each outstanding share of Series A Preferred Stock.

2.    Liquidation.

(a)    Preference.    In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, subject to the rights of any other series of Preferred Stock that may from time to time come into existence, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount equal to $3.40 (as adjusted for any stock split, combination, consolidation or stock distributions or stock dividends with respect to such shares) for each share of Series A Preferred Stock then held by them, plus unpaid, accumulated cumulative dividends. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, subject to the rights of any other series of Preferred Stock that may from time to time come into existence, the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of the Series A Preferred Stock on a pari passu basis in proportion to the relationship that the number of shares held by each holder of Series A Preferred Stock bears to the total number of shares of Series A Preferred Stock outstanding.

(b)    Liquidating Premium Right of Preferred.    Upon any liquidation, dissolution or winding up of the Corporation or redemption of the Series A Preferred Stock, the holders of Series A Preferred Stock shall be entitled to receive, in addition to any previously declared and accumulated dividends, a "Liquidating Premium" equal to

(i)    the greater of (a) cash in the amount of $0.204 per annum per share of Series A Preferred Stock (adjusted to reflect subsequent stock dividends, stock splits, recapitalizations or similar transactions), or (b) a per share amount for each share of Series A Preferred Stock (on an as-converted basis) equal to the aggregate amount of cash dividends declared for each share of Common Stock into which each such share of could then be converted; from and including the date on which each such share of Series A Preferred Stock was issued, less

(ii)    the actual amount of any dividends paid or declared and accumulated on the Series A Preferred Stock prior to the liquidation, dissolution or winding up, if any.

The Liquidating Premium shall be payable out of any assets at the time legally available therefor, and shall be paid prior to and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock, together with cash in lieu of fractional shares) on the Common Stock.

(c)    Remaining Assets.    Upon the completion of the distribution required by Sections IV(A)(2)(a) and (b) above and any other distribution that may be required with respect to any other series of Preferred Stock that may from time to time come into existence, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of the Series A Preferred Stock and the Common Stock pro rata based on the number of shares of Common Stock held by each (with the holders of the Series A Preferred Stock participating in such distribution as if all shares of Series A Preferred Stock had been converted to Common Stock pursuant to Sections IV(A)(4) and (5) hereof).

(d)    Certain Acquisitions as a Deemed Liquidation.    For purposes of this Section IV(A)(2), if (i) the Corporation shall sell, convey, or otherwise dispose of all or substantially all of its property or business or merge into or consolidate with any other corporation (other than a wholly-owned subsidiary corporation) or effect any other transaction or series of related transactions in which more than 50% of the voting power of the Corporation is disposed of, and if (ii) two-thirds of the holders of the Series A Preferred Stock elect to treat such transaction as a liquidation, dissolution or winding up of the Corporation within 30 days of such event, then a liquidation, dissolution or winding up of the Corporation shall be deemed to have occurred for purposes of this section IV(A)(2), provided that this Section IV(A)(2)(d) shall not apply to a merger effected exclusively for the purpose of changing the domicile of the Corporation.

3.    Voting Rights.    The holder of each share of Series A Preferred Stock shall have the right to one vote for each share of Common Stock into which such share of Series A Preferred Stock could then be converted and, with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the bylaws of the Corporation, and shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series A Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

4.    Conversion Rights.    The holders of Series A Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a)    Right to Convert.    Subject to Section IV(A)(4)(c), each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the principal office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $3.40 by the Conversion Price applicable to such share, determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial Conversion Price per share of Series A Preferred Stock shall be $3.40. Such initial Conversion Price shall be subject to adjustment as set forth in Section IV(A)(5).

(b)    Automatic Conversion.    Each share of Series A Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Price at the time in effect for such share immediately upon, except as provided below in Section IV(A)(4)(c), the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), the public offering price of which is not less than $11.00 per share (appropriately adjusted for any stock split, dividend, combination or other recapitalization) and which results in aggregate cash proceeds to the Corporation of $20,000,000 or more (net of underwriting discounts and commissions).

(c)    Mechanics of Conversion.    Before any holder of Series A Preferred Stock shall be entitled to convert the same into shares of Common Stock, he shall surrender the certificate or certificates therefor, duly endorsed in blank or accompanied by appropriate instruments of transfer, at the principal office of the Corporation or of any transfer agent for Series A Preferred Stock, and shall give written notice to the Corporation of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series A Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act the conversion may, at the option of the Corporation, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive Common Stock upon conversion of the Series A Preferred Stock shall not be deemed to have converted such Series A Preferred Stock until immediately prior to the closing of such sale of securities.

(d)    No Fractional Shares.    No fractional shares of Common Stock shall be issued upon the conversion of any share or shares of the Series A Preferred Stock, and all such fractional shares shall be disregarded. In lieu thereof, the Corporation shall pay in cash the fair market value of such fractional share as determined by the Board of Directors of the Corporation. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Preferred Stock the holder is at that time converting into Common stock and the number of shares of Common Stock issuable upon such aggregate conversion.

(e)    Other Distributions.    In the event the Corporation at any time or from time to time makes any distribution payable in securities or other property of the Corporation (other than Common Stock or Common Stock Equivalents (as defined in Section IV(A)(5)(a)(i) below)), securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends, which are addressed in Section IV(A)(1), then and in each such event provision shall be made so that the holders of Series A Preferred Stock shall receive upon conversion thereof the amount of securities and other property of the Corporation which they would have received had their shares of Series A Preferred Stock been converted into shares of Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the date of conversion, retained such securities and other property receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under Section IV(A)(5) with respect to the rights of the holders of Series A Preferred Stock.

(f)    No Reissuance.    Upon any conversion of Series A Preferred Stock pursuant to this Section 4, the shares of Series A Preferred Stock which are converted shall not be reissued. Upon conversion of all of the then outstanding Series A Preferred Stock, this Article IV(A) shall be void and shares of Series A Preferred Stock shall not be deemed outstanding for any purpose whatsoever.

(g)    Reservation of Common Stock.    The Corporation shall at all times reserve and keep available, out of its authorized but unissued Common Stock, solely for the purpose of effecting the conversion of the Series A Preferred Stock, the full number of shares of Common Stock deliverable upon the conversion of all Series A Preferred Stock from time to time outstanding. The Corporation shall from time to time (subject to obtaining necessary director and shareholder action), in accordance with the laws of the State of Delaware, increase the authorized amount of its Common Stock if at any time the authorized number of shares of Common Stock remaining unissued shall not be sufficient to permit the conversion of all of the shares of Preferred Stock at the time outstanding.

5.    Adjustments to Conversion Price.

(a)    Conversion Price Adjustments for Certain Splits and Combinations.    The Conversion Price of the Series A Preferred Stock shall be subject to adjustment from time to time as follows:

(i)    In the event the Corporation should at any time or from time to time after the date upon which any shares of Series A Preferred Stock were first issued (the "Purchase Date"), fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of the Series A Preferred Stock shall be decreased so that the number of shares of Common Stock issuable on conversion of each share of Series A Preferred Stock shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding taking into account those shares of Common Stock issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time as provided in Section IV(A)(S)(c)(i)(E).

(ii)    If the number of shares of Common Stock outstanding at any time after the Purchase Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for the Series A Preferred Stock shall be increased so that the number of shares of Common Stock issuable on conversion of each share of Series A Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(b)    Recapitalizations.    If at any time or from time to time there shall be a recapitalization, reclassification, combination, subdivision, merger, transfer, exchange, sale or other disposition of assets, stock split, stock dividend, reverse stock split or other distribution in respect of the Common Stock (other than as provided for elsewhere in this Section IV(A)(5) or in Sections IV(A)(2) or (4)) provision shall be made so that the holders of the Series A Preferred Stock shall thereafter be entitled to receive upon conversion of the Series A Preferred Stock, the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, adjustment shall be made in the application of the provisions of this Section IV(A)(5) with respect to the rights of the holders of the Series A Preferred Stock after the recapitalization to the end that the provisions of this Section IV(A)(5) (including adjustment of the Conversion Prices then in effect and the number of shares purchasable upon conversion of the Series A Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(c)    Conversion Price Adjustments for Certain Dilutive Issuances.    The Conversion Price of the Series A Preferred Stock shall be subject to adjustment from time to time as follows:

(i)    Issuance of Additional Stock below Conversion Price.    If the Corporation shall issue, after the date of filing of this Amended and Restated Certificate of Incorporation (the "Purchase Date"), any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price for such series in effect immediately prior to the issuance of such Additional Stock, the Conversion Price for such series in effect immediately prior to each such issuance shall automatically be adjusted as set forth in this Section IV(A)(5)(c)(i), unless otherwise provided in this Section IV(A)(5)(c)(i).

(A)    Adjustment Formula.    Whenever the Conversion Price is adjusted pursuant to this Section IV(A)(5)(c), the new Conversion Price shall be determined by multiplying the Conversion Price then in effect by a fraction, (x) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (the "Outstanding Common") plus the number of shares of Common Stock that the aggregate consideration received by the Corporation for such issuance would purchase at such Conversion Price; and (y) the denominator of which shall be the number of shares of Outstanding Common plus the number of shares of such Additional Stock. For purposes of the foregoing calculation, the term "Outstanding Common" shall include (i) the issued and outstanding Series A Preferred Shares on an as-if-converted basis, (ii) the number of Common Shares into which any warrants issued prior to the date of this Restated Certificate can be converted, and (iii) without limiting the foregoing items (i) and (ii), any other shares of Common Stock deemed issued pursuant to Section IV(A)(5)(c)(i)(E) below.

(B)    Additional Stock.    For purposes of this Section 5, "Additional Stock" shall mean any shares of Common Stock or capital stock, securities, options, warrants to purchase or other instruments of similar effect convertible into or exchangeable for Common Stock issued (or deemed to have been issued pursuant to Section IV(A)(5)(c)(i)(E)) by the Corporation after the Purchase Date other than:

(1)    Common Stock issued pursuant to a transaction described in Section IV(A)(5)(b) hereof,

(2)    Up to 15% of the outstanding shares of Common Stock (or securities options, warrants or other rights convertible into or exchangeable for up to 15% of the outstanding shares of Common Stock) (as adjusted to reflect subsequent stock dividends, stock splits, recapitalizations or similar transactions) issuable to employees, consultants or directors of the Corporation directly or pursuant to a stock option plan or arrangement or restricted stock plan or arrangement now or hereafter approved by the Board of Directors of the Corporation; provided that no such shares (or options, warrants or other rights) shall be issuable at less than the Conversion Price then in effect except upon the approval of a two-thirds (2/3) majority of the Board of Directors,

(3)    Capital stock, or options or warrants to purchase capital stock, issued to financial institutions, placement agents or lessors in connection with commercial credit arrangements, capital financings, equipment financings or similar transactions,

(4)    Shares of Common Stock or Series A Preferred Stock issuable upon exercise of warrants outstanding as of the date of this Certificate of Incorporation,

(5)    Capital stock or warrants or options to purchase capital stock issued in connection with bona fide acquisitions, mergers, strategic relationships or similar transactions, the terms of which are approved by the Board of Directors of the Corporation; provided that no such shares (or options or warrants) shall be issuable at less than the Conversion Price then in effect except upon the approval of a two-thirds (2/3) majority of the Board of Directors,

(6)    Shares of Common Stock issued or issuable upon conversion of the Series A Preferred Stock,

(7)    Shares of Common Stock issued or issuable in a public offering prior to or in connection with which all outstanding shares of Series A Preferred Stock will be converted to Common Stock pursuant to Section IV(A)(4)(b) hereof; and

(8)    Shares of Common Stock which are issued pursuant to a stock option plan or arrangement or restricted stock plan or arrangement now or hereafter approved by the Board of Directors of the Corporation and which are repurchased and reissued for a price equal to or greater than the repurchase price.

(C)    Calculation Convention for Adjustments.    In calculating any adjustment of the Conversion Price for the Series A Preferred Stock and the total number of Common Shares issuable upon the conversion thereof following an adjustment, the adjusted Conversion Price shall be expressed to the fourth (4th) decimal place (e.g., $3.4000 per share), and the resulting four-decimal Conversion Price shall be used for all subsequent calculations, until (if ever) readjusted.

(D)    Determination of Consideration.    In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof. In the case of the issuance of Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors.

(E)    Deemed Issuances of Common Stock.    In the case of the issuance (whether before, on or after the applicable Purchase Date) of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for all purposes of this Section IV(A)(5)(c)(i):

(1)    The aggregate maximum number of shares of Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were exercised and for a consideration equal to the consideration (determined in the manner provided in Section IV(A)(5)(c)(i)(D)), if any, received by the Corporation upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential antidilution adjustments) for the Common Stock covered thereby.

(2)    The aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) for any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Corporation (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in Section IV(A)(5)(c)(i)(D)).

(3)    In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, including, but not limited to, a change resulting from the antidilution provisions thereof, the Conversion Price of the Series A Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(4)    Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price of the Series A Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed, but only to the extent the Corporation did not pay any consideration in connection with such expiration or termination, to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities which remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

(5)    The number of shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to Sections IV(A)(5)(c)(i)(E)(1) and (2) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either Section IV(A)(5)(c)(i)(E)(3) or (4),

(F)    Circumstances in Which Conversion Price Not Adjusted. Notwithstanding any other provisions of this Section IV(A)(5)(c)(i), except to the limited extent provided for in Sections IV(A)(5)(c)(i)(E)(3) and (4), no adjustment of the Conversion Price pursuant to this Section IV(A)(5)(c)(i) shall have the effect of increasing the Conversion Price above (i) the Conversion Price in effect immediately prior to such adjustment or (ii) the initial Conversion Price specified in Section IV(A)(4)(a). No readjustment pursuant to Sections IV(A)(5)(c)(i)(E)(3) and (4) above shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (x) the Conversion Price on the original adjustment date and (y) the Conversion Price that would have resulted from the issuance of Additional Stock between the original adjustment date and such readjustment date. Notwithstanding any other provision of this Agreement, in no event shall any adjustment made under this Section IV(A)(5) reduce the Conversion Price below the par value of the Common Stock.

(d)    Notification of Adjustment.    Upon the occurrence of each adjustment or readjustment of the Conversion Price for the Series A Preferred Stock pursuant to this Section IV(A)(5), the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the reasonable written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder, a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price then in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of the Series A Preferred Stock. Any notices required by the provisions of this Section IV(A)(5) to be given to the holders of shares of Series A Preferred Stock shall be deemed given if deposited in the United States mail, first class, postage prepaid and addressed to each holder of record at its address appearing on the books of the Corporation.

6.    Redemption.    The Series A Preferred Stock is not redeemable, except that, without limiting any other right or privilege of the Corporation, this restriction specifically shall not limit the Corporation's right to repurchase Series A Preferred Stock pursuant to contract rights or other arrangements or agreements; and provided further that, notwithstanding the foregoing, the Series A Preferred Stock shall be redeemable as follows:

(a)    First Optional Redemption.    If, by December 31, 2003, the Corporation has not completed an Initial Public Offering of its Common Stock, each holder of Series A Preferred Stock shall have the option, for a ninety (90) day period beginning on the date that the Corporation delivers its audited financial statements for fiscal year 2003 (the "First Delivery Date"), to require the Corporation to redeem all (but not less than all) of such holder's Series A Preferred Stock for the First Optional Redemption Value. Upon written request of a holder of Series A Preferred Stock to the Corporation made within forty-five (45) days following the First Delivery Date, the Corporation shall reasonably cooperate, at no material expense to the Corporation, with such holder and its agents to accomplish an appraisal of the Series A Preferred Stock. The Corporation's Board of Directors may, prior to the expiration of the period in which such option may be exercised, in its sole discretion, upon written request from a holder of Series A Preferred Stock, extend the periods in which the holders of Series A Preferred Stock may request such an appraisal and exercise such option for such time or times as the Board of Directors may determine, provided that the Corporation shall deliver written notice of any such extension to each holder of Series A Preferred Stock. "First Optional Redemption Value" shall mean the Conversion Price then in effect of the redeeming holder's shares of Series A Preferred Stack, plus accumulated but unpaid dividends on such holder's shares of Series A Preferred Stock, including any Premium due thereon. For the purposes of this Section IV(A)(6), "Initial Public Offering" shall mean a registered offering of the Corporation's Common Stock being sold for its own account, where the gross proceeds of the offering exceeds S 10,000,000 at an offering price of at least $10 per share.

(b)    Payment of First Optional Redemption Value.    Subject to Section IV(A)(6)(e) below, upon surrender of the certificates representing all of a holder's shares of Series A Preferred Stock for redemption within the 90 day period referenced in Section IV(A)(6)(a), the Corporation shall promptly pay the First Optional Redemption Value to such redeeming holder. At the Corporation's election, the First Optional Redemption Value shall be paid in the form of either:

(i)    cash; or

(ii)    an unsecured promissory note in the principal amount of the First Optional Redemption Value, executed by the Corporation in favor of such holder, bearing interest at the Prime Rate (as defined below) plus two percent (2%), calculated from the First Delivery Date, with the principal amount of such note, together with accrued interest, repayable in two installments as follows: (A) the first installment of twenty-five percent (25%) of the First Optional Redemption Value on or before the later of (1) December 31, 2004, or (2) in the event of a deferral of the redemption pursuant to Section IV(A)(6)(e) below, then ninety (90) days following the date on which such redemption may be legally accomplished, and (B) the second and final installment for the balance of the First Optional Redemption Value on or before the later of (1) December 31, 2005, or (2) in the event of a deferral of the redemption pursuant to Section IV(A)(6)(e) below, one (1) year following the date on which the first installment was due.

"Prime Rate" shall mean the prime interest rate being charged by Wells Fargo Bank, N.A. to corporate borrowers of the highest credit standing. If Wells Fargo Bank shall cease to establish or publish a prime rate, the Prime Rate shall be deemed to be the average of the prime interest rate of the three (3) largest banking institutions (based upon total assets) in the continental United States then publishing or establishing prime interest rates, unless otherwise agreed.

(c)    Second Optional Redemption.    If, by December 31, 2010, the Corporation has not completed an Initial Public Offering of its Common Stock, each holder of Series A Preferred Stock shall have the option, for a ninety (90) day period beginning on the date that the Corporation delivers its audited financial statements for fiscal year 2010 (the "Second Delivery Date"), to require the Corporation to redeem all (but not less than all) of such holder's Series A Preferred Stock for the Second Optional Redemption Value. Upon written request of a holder of Series A Preferred Stock to the Corporation made within forty-five (45) days following the Second Delivery Date, the Corporation shall reasonably cooperate, at no material expense to the Corporation, with such holder and its agents to accomplish an appraisal of the Series A Preferred Stock. The Corporation's Board of Directors may, prior to the expiration of the period in which such option may be exercised, in its sole discretion, upon written request from a holder of Series A Preferred Stock, extend the periods in which the holders of Series A Preferred Stock may request such an appraisal and exercise such option for such time or times as the Board of Directors may determine, provided that the Corporation shall deliver written notice of any such extension to each holder of Series A Preferred Stock. "Second Optional Redemption Value" shall mean the Conversion Price then in effect of the redeeming holder's Series A Preferred Shares, plus accumulated but unpaid dividends on such holder's shares of Series A Preferred Stock, plus a "Redemption Premium" equal to:

(i)    the greater of (A) cash in the amount of $1.43 per share for each of such redeeming holder's shares of Series A Preferred Stock (adjusted to reflect subsequent stock dividends, stock splits, recapitalizations or similar transactions affecting the outstanding Series A Preferred Stock), or (ii) a per share amount for each of such redeeming holder's shares of Series A Preferred Stock (on an as-if-converted basis) equal to the aggregate amount of cash dividends declared for each share of Common Stock into which each share of Series A Preferred Stock being redeemed could then be converted, from and including the date on which each such share of Series A Preferred Stock was issued, less

(ii)    the actual amount of any dividends paid or declared and accumulated on such shares of Series A Preferred Stock prior to the redemption, if any.

(d)    Payment of Second Optional Redemption Value.    Subject to Section IV(A)(6)(e) below, upon surrender of the certificates representing the shares of a holder of Series A Preferred Stock for redemption within the 90 day period referenced in Section IV(A)(6)(c), the Corporation shall promptly pay the Second Optional Redemption Value to such holder of Series A Preferred Stock. At the Corporation's election, the Second Optional Redemption Value shall be paid in the form of either:

(i)    cash; or

(ii)    an unsecured promissory note in the principal amount of the Second Optional Redemption Value, executed by the Corporation in favor of such holder of Series A Preferred Stock, bearing interest at the Prime Rate plus two percent (2%), calculated from the Second Delivery Date, with the principal amount of such note, together with accrued interest, repayable in two installments as follows: (A) the first installment of twenty-five percent (25%) of the Second Optional Redemption Value on or before the later of (1) December 31, 2011, or (2) in the event of a deferral of the redemption pursuant to Section IV(A)(6)(e) below, then ninety (90) days following the date on which such redemption may be legally accomplished, and (ii) the balance of the Second Optional Redemption Value on or before the later of (A) December 31, 2012, or (B) in the event of a deferral of the redemption pursuant to Section IV(A)(6)(e) below, one (1) year following the date on which the first installment was due.

(e)    Deferred Redemption; Option to Rescind. In the event that the Corporation, in the opinion of the Corporation's counsel, may not legally redeem or repurchase any shares of its capital stock upon surrender for redemption of the certificates representing a holder's Series A Preferred Stock in accordance with Sections IV(A)(6)(b) or IV(A)(6)(d) above, then such redemption shall be deferred until the first such time as such redemption may be legally accomplished, and the Corporation's obligation to redeem such holder's Series A Preferred Stock shall be a continuing obligation of the Corporation until such redemption has been completed. If, upon any such deferral by the Corporation, the period of the deferral lasts more than thirty (30) days, the redeeming holder of Series A Preferred Stock shall have the right, from the thirtieth (30th) day following the date of such deferral until the first date on which the redemption may be legally accomplished, by notice properly given within such time to the Corporation, to rescind its exercise of its redemption option.

7.    Changes.    So long as shares of Series A Preferred Stock are outstanding, the Corporation shall not, without first obtaining the approval by vote or written consent, in the manner provided by law, of the holders of at least a majority of the total number of shares of Series A Preferred Stock outstanding, voting separately as a class: (1) materially and adversely alter or change any of the powers, preferences, privileges or rights of, or create or issue any securities having a preference over, senior to, or on parity with the Series A Preferred Stock; (2) increase the authorized number of shares of Preferred Stock; (3) amend the provisions of this Section IV(A)(7); or (4) sell, convey, or otherwise dispose of or encumber all or substantially all of its property or business or merge into or consolidate with any other corporation (other than a wholly-owned subsidiary corporation) or effect any other transaction or series of related transactions in which more than 50% of the voting power of the Corporation is disposed of, provided that the provisions of this Section IV(A)(7) shall not apply to a merger effected exclusively for the purpose of changing the domicile of the Corporation.

B.    Common Stock.    Subject to those rights, preferences, restrictions and other matters relating to the Preferred Stock or the holders thereof set forth in Article IV(A), the relative rights, preferences, restrictions and other matters which relate to the Common Stock or holders thereof shall be as follows:

1.    Dividend Rights of Common.    Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2.    Liquidation Rights.    Upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation shall be distributed as provided in Section 2 of Article IV(A).

3.    Voting Rights.    The holder of each share of Common Stock shall have the right to one vote, and shall be entitled to notice of any stockholder's meeting in accordance with the bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

4.    Redemption.    The Common Stock is not redeemable; provided that, without limiting any other right or privilege of the Corporation, this restriction specifically shall not limit the Corporation's right to repurchase Common Stock pursuant to contract rights or other arrangements or agreements.

ARTICLE V.—LIMITATION OF DIRECTORS' LIABILITY

A.    To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not he personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

B.    The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she, his or her testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

C.    Neither any amendment nor repeal of this Article V, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article V, shall eliminate or reduce the effect of this Article V in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article V, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision."

The foregoing Fourth Amended and Restated Certificate of Incorporation has been approved by the Board of Directors by written consent in accordance with Section 141(f) of the General Corporation Law of the State of Delaware.

The foregoing Fourth Amended and Restated Certificate of Incorporation has been approved by the stockholders of the Corporation by written consent in accordance with Section 228 of the General Corporation Law of the State of Delaware.

The foregoing Fourth Amended aria. Restated Certificate of Incorporation has been duly adopted in accordance with the applicable provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, THE ENSIGN GROUP, INC. has caused this Certificate to be signed by the undersigned, and the undersigned have executed this Certificate and do affirm the foregoing as true under penalty of perjury this 5th day of September, 2005.

/s/ CHRISTOPHER R. CHRISTENSEN Christopher R. Christensen, President
/s/ J. RICHARD TOOLSON J. Richard Toolson, Secretary